Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

August 12, 2020

Item 3:	News Release

A news release announcing the material change was issued on August 12, 2020 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On August 12, 2020, the Company announced that it has closed its previously announced registered direct offering (the “Offering”) priced at-the-market under Nasdaq rules of an aggregate of 4,532,772 units (the “Units”) at a price of US$2.77575 per Unit for aggregate gross proceeds to the Company of approximately US$12.6 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

Item 5:	Full Description of Material Change

On August 12, 2020, the Company announced that it has closed its previously announced Offering priced at-the-market under Nasdaq rules of an aggregate of 4,532,772 Units at a price of US$2.77575 per Unit for aggregate gross proceeds to the Company of approximately US$12.6 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each common share was sold with 0.75 of a common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Company (each, a “Warrant Share”) at an exercise price of US$2.69 per share at any time prior to the date which is five years following the date of issuance.

After deducting the placement agent’s fees and other offering expenses payable by Neovasc, the Company receive net proceeds of approximately $11.3 million. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the “Reducer”), development of the Tiara™ (the “Tiara”) and general corporate and working capital purposes.

The common shares, the Warrants, and the Warrant Shares were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on July 12, 2018 and were qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a prospectus supplement to the Company’s base shelf prospectus dated July 12, 2018. Neovasc offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Company relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of August 13, 2020